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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

                            Tender Offer Statement
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D

                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934

                               ----------------

                  International Comfort Products Corporation
                           (Name of Subject Company)

                               ----------------

                           Titan Acquisitions, Ltd.
                        United Technologies Corporation
                                   (Bidders)

                               ----------------

                    Ordinary Stock, No Par Value Per Share
                        (Title of Class of Securities)

                               ----------------

                                  458978-10-3
                     (CUSIP Number of Class of Securities)

                               ----------------

                           William H. Trachsel, Esq.
             Senior Vice President, General Counsel and Secretary
                        United Technologies Corporation
                              One Financial Plaza
                              Hartford, CT 06101
                          Tel. Number (860) 728-7000
         (Name, Address and Telephone Number of Persons Authorized to
           Receive Notices and Communications on Behalf of Bidders)

                               ----------------

                                With a copy to:
                          Christopher E. Austin, Esq.
                      Cleary, Gottlieb, Steen & Hamilton
                               One Liberty Plaza
                           New York, New York 10006
                                (212) 225-2000

                               ----------------


                           CALCULATION OF FILING FEE
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
           Transaction Valuation*                          Amount of Filing Fee**
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
               $503,277,504.00                                  $100,655.50

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*  Transaction valuation assumes the purchase of 42,832,128 shares of ordinary stock at $11.75 in cash per share.
** The amount of the filing fee, calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934, equals 1/50 of one percent of the value of the shares to be purchased.

[_]Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.   Filing Party:
Form or Registration No.:                 Date Filed
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

                                 SCHEDULE 14D-1

 CUSIP No. 458978-10-3                                     Page 2 of 7 Pages


 1.
  Name of Reporting Persons:
  S.S. or I.R.S. Identification Nos. of Above Person

  Titan Acquisitions Ltd.
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
  (See Instructions)                                                 (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds (see Instructions)
  AF
--------------------------------------------------------------------------------

 5.
  Check if Disclosure of Legal Proceedings is Required
  Pursuant to Items 2(e) or 2(f)                                         [_]
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
  Province of New Brunswick, Ontario, Canada
--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  15,809,508
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes
  Certain Shares                                                         [_]
  (See Instructions)
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  38.7%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions)
  CO

                                 SCHEDULE 14D-1

 CUSIP No. 458978-10-3                                     Page 3 of 7 Pages


 1.
  Name of Reporting Persons:
  S.S. or I.R.S. Identification Nos. of Above Person

  United Technologies Corporation
  060570975
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
  (See Instructions)                                                 (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds (see Instructions)
  WC & OO
--------------------------------------------------------------------------------

 5.
  Check if Disclosure of Legal Proceedings is Required
  Pursuant to Items 2(e) or 2(f)                                         [_]
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
  Delaware
--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  15,809,508
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes
  Certain Shares                                                         [_]
  (See Instructions)
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  38.7%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions)
  CO

                                 INTRODUCTION

  This Tender Offer Statement on Schedule 14D-1 relates to a tender offer by Titan Acquisitions, Ltd., a corporation organized under the laws of the Province of New Brunswick, Canada ("Purchaser") and a wholly owned subsidiary of United Technologies Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding ordinary shares (the "Shares"), of International Comfort Products Corporation, a corporation continued under the federal laws of Canada, at a cash purchase price of $11.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular (collectively, the "Offer to Purchase"), dated June 30, 1999, and in the related Letter of Transmittal and the Notice of Guaranteed Delivery (which, together with any Offer to Purchase and the amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1), (a)(2) and (a)(3) hereto, respectively.

Item 1. Security and Subject Company.

  (a) The subject company is International Comfort Products Corporation, a Canadian corporation (the "Company"), and the principal executive offices of the Company are located at 501 Corporate Center Drive, Suite 200, Franklin, TN 37067.

  (b) The class of equity securities sought is the Company's ordinary shares, no par value per share. The information set forth in "Introduction" of the Offer to Purchase is incorporated herein by reference.

  (c) The information regarding the principal market for, and the high and low sales prices for, the Shares set forth in "Section 7. Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

  (a)-(d),(g) The persons filing this statement are Parent and Purchaser. The information set forth in "Section 10. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of Parent and Purchaser are set forth in Annex I of the Offer to Purchase, which Annex is incorporated herein by reference.

  (e)-(f) During the last five years, none of Parent or Purchaser nor, to the best knowledge of Parent or Purchaser, none of the persons listed in Annex I of the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a)-(b) The information set forth in "Introduction", "Section 12. Background of the Transaction" and "Section 13. Purpose of the Offer; The Pre-Acquisition Agreement; The Lock-up Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a)-(b) The information set forth in "Introduction", "Section 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidders.

  (a)-(e) The information set forth in "Introduction", "Section 8. Certain Effects of the Transaction", "Section 12. Background of the Transaction" and "Section 13. Purpose of the Offer; The Pre-Acquisition Agreement; The Lock-up Agreements" of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in "Section 8. Certain Effects of the Transaction" of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a)-(b) The information set forth in "Introduction", "Section 10. Certain Information Concerning Parent and Purchaser," "Section 12. Background of the Transaction" and "Section 13. Purpose of the Offer; The Pre-Acquisition Agreement; The Lock-up Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth in "Introduction", "Section 10. Certain Information Concerning Parent and Purchaser", "Section 12. Background of the Transaction" and "Section 13. Purpose of the Offer; The Pre-Acquisition Agreement; The Lock-up Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in "Introduction", and "Section 16. Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  The information set forth in "Section 10. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

  The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a securityholder of the Company whether to sell, tender or hold Shares.

Item 10. Additional Information.

  (a) The information set forth in "Introduction", "Section 12. Background of the Transaction", "Section 13. Purpose of the Offer; The Pre-Acquisition Agreement; The Lock-up Agreements" and "Section 5. Certain Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) The information set forth in "Introduction", "Section 5. Certain Conditions of the Offer" and "Section 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "Section 8. Certain Effects of the Transaction" of the Offer to Purchase is incorporated herein by reference.

  (e) The information set forth in "Section 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Pre-Acquisition Agreement dated as of June 23, 1999 among the Company, Purchaser and Parent, the Lock-Up Agreements dated as of June 23, 1999 among Purchaser, Parent and certain stockholders of the Company, copies of which are attached hereto as Exhibits
(a)(1), (a)(2), (a)(3), (c)(1), (c)(2) and (c)(3), respectively, is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

  See Exhibit Index.

                                   SIGNATURES

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          United Technologies Corporation

                                             /s/ William Trachsel
                                          By: _________________________________
                                            Name: William Trachsel
                                            Title:Senior Vice President,
                                                  General Counsel & Secretary

                                          Titan Acquisitions, Ltd.

                                            /s/ Ari Bousbib
                                          By: _________________________________
                                            Name: Ari Bousbib
                                            Title:President

Dated June 30, 1999

                                 EXHIBIT INDEX

 Exhibit                                                                    Page
   No.                              Description                             No.
 -------                            -----------                             ----
 (a)(1)  Offer to Purchase dated June 30, 1999...........................

 (a)(2)  Form of Letter of Transmittal...................................

 (a)(3)  Form of Notice of Guaranteed Delivery...........................

 (a)(4)  Form of Letter from the U.S. Dealer Manager to Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees............

 (a)(5)  Form of Letter to Clients from Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.......................

 (a)(6)  Summary Advertisement published June 30, 1999...................

 (a)(7)  Text of Press Release issued on June 24, 1999...................

 (b)     Not applicable..................................................

 (c)(1)  Pre-Acquisition Agreement dated as of June 23, 1999 among
         Purchaser, Parent and the Company...............................

 (c)(2)  Lock-up Agreement dated as of June 23, 1999 between the Company and Ravine Partners, Ltd........................................

 (c)(3)  Lock-up Agreement dated as of June 23, 1999 between the Company and Ontario Teachers' Pension Plan Board........................

 (c)(4)  Confidentiality Agreement dated March 19, 1999..................